Exhibit 12.1
PEBBLEBROOK HOTEL TRUST
RATIO OF EARNINGS TO FIXED CHARGES

	For the period October 6,
	2009 (date operations
	commenced) through	Nine months ended
	December 31, 2009	September 30, 2010
Earnings
Add:
Pre-tax income from continuing operating before adjusment for income or loss from equity investees	$(147,000)	$(4,698,339)
Fixed charges	—	480,466
Amortization of capitalized interest	—	—
Distributed income of equity investees	—	—
Company share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges	—	—

Total added Items:	(147,000)	(4,217,873)
Subtract:
Interest capitalized	—	—
Preference security dividend requirements of consolidated subsidiaries	—	—
Noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges	—	—

Total Earnings	$(147,000)	$(4,217,873)

Fixed Charges
Add:
Interest Expensed	$—	$296,489
Interest Capitalized	—	—
Amortized premiums, discounts and capitalized expenses related to indebtedness	—	174,906
Estimate of the Interest within rental expense	—	9,071
Preference security dividend requirements of consolidated subsidiaries	—	—

Total Fixed Charges	$—	$480,466

Ratio of Earnings to Fixed Charges	—	—